UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EX-99.2 PRESS RELEASE

Canadian Solar Signs 800MW Wafer Supply Agreement with LDK Solar
We, LDK Solar Co., Ltd., jointly announced today with Canadian Solar Inc., or CSI, with respect to a 10-year supply contract we signed with CSI. This new supply contract is in addition to the existing three-year supply contract signed between us and CSI in October 2007. Under the terms of the new supply contract, we will supply an additional 800 megawatts (MW) of solar wafers to CSI through 2018. Delivery under the new contract is expected to start in July 2009, with approximately 40MW being shipped in 2009 and approximately 80MW annually in 2010 and beyond. This will bring total contracted wafer deliveries from us to CSI to 120MW in 2009 and 170MW in 2010, respectively.
Attached hereto as Exhibit 99.2 is the press release we issued on June 30, 2008 relating to the contract with CSI.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By: Name:	/s/ Jack Lai Jack Lai
Title:	Chief Financial Officer
Date: June 30, 2008